Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: October 16, 2013

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.’s 5.625% Subordinated Notes due 2043 described under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated October 16, 2013 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.
Security:	5.625% Subordinated Notes due 2043
Ratings*:	A3/A-/A
Currency:	USD
Size:	$500,000,000
Security Type:	SEC Registered Subordinated Notes
Maturity:	August 16, 2043
Coupon:	5.625%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	2.875% US Treasury due May 2043
Spread to Benchmark Treasury:	+190 basis points
Benchmark Treasury Yield:	3.753%
Price to Public:	99.591% of face amount, plus accrued interest from August 21, 2013
Yield to Maturity:	5.653%
Proceeds (Before Expenses) to Issuer:	$493,580,000 (98.716%)
Accrued Interest:	$4,843,750
Total Proceeds and Accrued Interest:	$498,423,750
Interest Payment Dates:	February 16 and August 16 of each year, commencing February 16, 2014
Business Day:	New York and London
Trade Date:	October 16, 2013
Settlement Date:	October 23, 2013 (T+5)
Denominations:	$2,000 x $1,000
CUSIP/ISIN:	46625H JM3 / US46625HJM34
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	Cabrera Capital Markets LLC Loop Capital Markets, LLC Muriel Siebert & Co., Inc. The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The subordinated notes are offered as part of a reopening of a series of previously issued subordinated notes, as described in the prospectus supplement relating to this offering. The subordinated notes offered hereby will have the same terms as, and will be fungible with, the subordinated notes previously issued, but will be offered at a different offering price. Once issued, the subordinated notes offered hereby will become part of the same series as the subordinated notes previously issued.

Settlement Period: The closing will occur on October 23, 2013 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

Recent Developments: On October 11, 2013, JPMorgan Chase & Co. announced its third quarter 2013 results. Such results included approximately $9.2 billion of legal expense, including reserves for litigation and regulatory proceedings, resulting in total reserves for litigation and regulatory proceedings as of September 30, 2013 of approximately $23 billion. The foregoing reserves, which reflect JPMorgan Chase & Co.’s estimate as of such date of probable and estimable losses from litigation and regulatory proceedings as of such date, relates to a broad range of matters, including a significant reserve for mortgage-related matters, including securities and repurchase litigation exposure, but excludes the estimate of losses associated with GSE repurchase claims (which are subject to a separate reserve). JPMorgan Chase & Co. also disclosed its estimate of the aggregate range of reasonably possible losses for litigation and regulatory proceedings in excess of reserves to be from $0 to approximately $5.7 billion as of September 30, 2013. The foregoing reserves and the aggregate range of reasonably possible losses in excess of reserves are estimates involving significant judgment based upon information available as of the date of such estimates. Accordingly, such reserves and estimates will change from time to time, and actual losses may be more or less than the foregoing amounts.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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